Exhibit 99.5

IN WITNESS WHEREOF, the parties have executed this MOU on the day and year first above written.

/s/ Anders Halidin
Name: Mr. Anders Halidin

/s/ Eli Salazar
Name: Mr. Eli Salazar

Memorandum of Understanding

This Memorandum of Understanding ("MOU"), dated this 20th day of August 2014, is among the following parties:

(A) Mr. Anders Halldin, ("Mr. Halldin") who resides at Odlingsvägen 10, SE-138 36 Älta, Sweden and
(B) Mr. Eli Salazar, ("Mr. Salazar") who resides at Zaragoza 326-12 Centro Coatzacoalcos, Veracruz, Mexico Cp.96400.

Mr. Halldin and Mr. Salazar are each an "Investor" and collectively, "TIS "or the "The Investment Syndicate."

WHEREAS, TIS is entering into this MOU to set forth its understanding and desire to form an investment syndicate for the purpose of investing up to $110 million in Vaccinogen, Inc., a Maryland corporation ("Vaccinogen") (the "Investment");

WHEREAS, Mr. Halldin is an investment manager who has discretionary authority to make investment decisions on behalf of certain investors; and

WHEREAS, Mr. Halldin and his associates have performed extensive due diligence on Vaccinogen and has prepared investment terms and conditions for the Investment and is prepared to represent TIS in the Investment.

NOW THEREFORE, in consideration of the foregoing and the mutual obligations in this MOU and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. **Syndicate Leader** – Each Investor hereby authorizes and appoints Mr. Halldin as TIS's syndicate leader and its representative and agent to act for such Investor with respect to all matters arising in connection with this MOU and the Investment, including the power and authority, exercisable in the sole discretion of Mr. Halldin, to negotiate and enter into the Closing Letter (hereafter defined) and all subscription materials required in connection the Investment (the "Subscription Materials") and to receive, review and analyze the disclosure materials delivered to the Investors in connection with the Investment (the "Disclosure Materials"). Each Investor agrees that Vaccinogen may be entitled to rely on any action taken by Mr. Halldin on behalf of TIS and such Investor and that each such action shall be binding on each such Investor and TIS as fully as if such Investor and TIS had taken such action. Solely with respect to the immediately preceding sentence, Vaccinogen is an intended third-party beneficiary of this MOU and shall have the right and power to enforce the provisions hereof as though it were a party hereto.

2. **Board Representation** – In connection with the Investment, Mr. Halldin will become TIS's designated representative on Vaccinogen's board of directors.

3. **Financial Commitment** –The Investment will be made pursuant to the following terms and schedule:

Tranche	**1st closing**	**2nd closing**	**3rd closing**	**4th closing**	**5th closing**
Timing &/or milestone	21 business days after execution of the Closing Letter & upon completion of the actions contemplated by Sections 2 & 3 hereof.	21 business days after the 1st closing.	When first patient has been given the first three doses of OncoVAX with positive result in IIIb clinical trial	Upon new corporate structure per Article 6 – estimated September 1	Upon listing of Vaccinogen's common stock on a national securities exchange (NYSE, NYSE MKT, or NASDAQ)
Type and price of Vaccinogen equity purchased	Common Stock ($5.50 per share + 30% warrant coverage)	Common Stock ($5.50 per share + 30% warrant coverage	Common Stock ($5.50 per share)	Common Stock ($5.50 per share)	Common Stock ($5.50 per share)
Total Investment Amount	$10 million	$10 million	$20 million	$20 million	$20 million

In addition to making investments in Vaccinogen as outlined above, TIS will also have an option (expiring six months after the 1st closing) to invest up to an additional $30 million in Vaccinogen common stock.

Each Investor's portion of the Investment (the "Commitment Amount") and timing for such investment (the "Tranche") is set forth below:

Investor	**Commitment Amount**	**Tranche (1st closing, 2nd closing, etc.)**
Mr. Salazar	$30 million	2nd closing - $10 million 3rd closing - $20 million

Each Investor is required to provide, to the satisfaction of Mr. Halldin, proof of funds to meet its Commitment Amount.

4. **Binding Closing Letter** – Mr. Halldin, on behalf of TIS and each Investor individually, entered into a final, binding agreement with Vaccinogen relating to the Investment (the "Closing Letter") and will enter into and complete all applicable Subscription Materials. Prior to execution and delivery of the Closing Letter and the Subscription Materials, Mr. Halldin will share with the other Investors the Closing Letter, the Subscription Materials, and the Disclosure Materials. The Closing Letter will be in substantially the form attached hereto as Exhibit A. The execution and delivery of the Closing Letter occurred on Wednesday, April 23, 2014.

5. **Investment Tranche Strategy** – The Investment will follow the defined schedule and terms outlined in Section 3 hereof.

6. **Assignment** –With the prior written consent of Mr. Halldin, any Investor may assign its rights and obligations under this MOU. Any such assignee shall become a party to this MOU by executing the signature page hereto and upon such execution, shall be deemed an "Investor" hereunder.

7. **Term and Modifications** – This MOU will terminate upon the earliest of: (a) completion of the 5th closing, as outlined in Section 3; (b) the date that is 24-months from the date hereof; and (c) written agreement by the parties hereto. No modification of this MOU shall be effective unless made in a writing duly executed by the parties hereto and specifically referring to each provision of this MOU being modified.

8. **Entire Agreement; Binding Agreement** - This MOU shall be deemed to be a binding contract embodying the full terms of the agreement between the parties hereto.

9. **Partial Invalidity** - Each provision of this MOU shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this MOU shall be prohibited or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this MOU.

10. **Interpretation and Jurisdiction** - This MOU shall be construed for all purposes in accordance with the laws of the State of Delaware. For any litigation relating to, or arising out of, this MOU or the Investment, the parties hereto submit to the exclusive jurisdiction of the federal and state courts of Delaware and waive any claim that the same is an inconvenient forum. The parties hereto agree in any such litigation to cover their own expenses (including court costs, fees and expenses of legal counsel). The parties hereto hereby knowingly and irrevocably waive trial by jury.

11. **Counterparts**— This MOU may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

12. **Acknowledgement**— Venable LLP is representing Vaccinogen and is not representing Mr. Halldin, TIS, or any Investor in connection with the preparation of this MOU or any related investment in Vaccinogen. Each of the parties hereto acknowledges and agrees, that in the negotiation and execution of this MOU, she/he/it has had the opportunity to consult with legal counsel and an independent accountant of her/his/its choice, and that her/his/its execution of this MOU is not the result of any fraud, duress or undue influence exercised by a party or by any other person, and has been signed freely and voluntarily, without relying upon any representations, warranties or statements other than those expressly set forth herein.

[SIGNATURE PAGE FOLLOWS]

Exhibit A
Closing Letter